Condensed interim financial statements of

Fiore Exploration Ltd.

Three and six months ended July 31, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

NOTICE OF NO AUDITOR REVIEW

The accompanying unaudited condensed interim financial statements of Fiore Exploration Ltd. (the “Company”) have been prepared by and are the responsibility of the Company’s management.

In accordance with National Instrument 51-102, the Company discloses that its independent auditor has not performed a review of these condensed interim financial statements.

Fiore Exploration Ltd.

Condensed Interim Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	July 31, 2016	January 31, 2016

Assets
Current assets
Cash	$1,357,849	$553
GST recoverable	10,333	440
Prepaid expenses	26,331	-
	1,394,513	993

Prepayment (Note 3)	298,125	-
Exploration and evaluation assets (Note 3)	-	284,341
Equipment	-	621
Deposit	-	6,900
Total assets	$1,692,638	$292,855

Liabilities
Current liabilities
Trade and other payables	$113,832	$18,973
Loan payable (Note 4)	-	39,676
Related party payables (Note 5)	-	290,304
	113,832	348,953
Equity
Share capital (Note 6)	3,953,590	3,953,590
Share subscription receivable (Note 6)	2,131,094	-
Equity reserve (Note 6)	1,940,993	53,357
Deficit	(6,446,871)	(4,063,045)
Total equity	1,578,806	(56,098)
Total liabilities and equity	$1,692,638	$292,855

Nature and continuance of operations (Note 1)

Subsequent events (Notes 3, 6(b)(c))

Approved by the Board of Directors and authorized for issue on September 27, 2016:

“Robert Pirooz”	Director

“Geir Liland”	Director

The accompanying notes are an integral part of these unaudited condensed interim financial statements

Fiore Exploration Ltd.

Condensed Interim Statements of Loss and Comprehensive Loss

For the six months ended July, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

	Three months ended July 31,		Six months ended July 31,
	2016	2015	2016	2015

Expenses
Share-based compensation (Note 6 (c))	$1,887,636	$-	$1,887,636	$-
Consulting services	82,476	250	83,976	250
Management services	51,103	15,000	71,653	30,000
Office administration and travel	27,718	12,068	51,736	23,930
Regulatory and transfer agent fees	27,956	4,581	37,947	11,191
Professional services	618	6,872	21,992	11,865
Amortization	575	67	621	134
	(2,078,082)	(38,838)	(2,155,561)	(77,370)

Forgiveness of debt (Notes 4, 5)	56,057	-	56,057	-
Impairment of exploration and evaluation assets (Note 3)	(284,341)	-	(284,341)	-
Finance income (expense)	21	(1,006)	19	(1,838)

Loss and comprehensive loss for the period	$(2,306,345)	$(39,844)	$(2,383,826)	$(79,208)

Basic and diluted loss per share for the period	$(0.05)	$(0.00)	$(0.05)	$(0.00)

Weighted average number of common shares outstanding – basic and diluted	44,633,171	44,633,171	44,633,171	44,633,171

The accompanying notes are an integral part of these unaudited condensed interim financial statements

Fiore Exploration Ltd.

Condensed Interim Statements of Equity

(Expressed in Canadian dollars)

(Unaudited)

	Share Capital Number Amount		Share Subscription Receivable	Equity Reserve	Deficit	Total
Balance at January 31, 2015	44,633,171	$ 3,953,590	$ -	$ 53,357	$ (3,908,267)	$ 98,680
Net loss and comprehensive loss	-	-	-	-	(79,208)	(79,208)
Balance at July 31, 2015	44,633,171	3,953,590	-	53,357	(3,987,475)	19,472
Net loss and comprehensive loss	-	-	-	-	(75,570)	(75,570)
Balance at January 31, 2016	44,633,171	3,953,590	-	53,357	(4,063,045)	(56,098)
Share subscription receivable (Note 6)	-	-	2,131,094	-	-	2,131,094
Share-based compensation (Note 6)	-	-	-	1,887,636	-	1,887,636
Net loss and comprehensive loss	-	-	-	-	(2,383,826)	(2,383,826)
Balance at July 31, 2016	44,633,171	$ 3,953,590	$ 2,131,094	$ 1,940,993	$ (6,446,871)	$ 1,578,806

The accompanying notes are an integral part of these unaudited condensed interim financial statements

Fiore Exploration Ltd.

Condensed Interim Statements of Cash Flows

For the six months ended July, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

	Six months ended July 31,
	2016	2015

Operating activities
Loss for the period	$(2,383,826)	$(79,208)
Adjust for:
Amortization	621	134
Forgiveness of debt (Notes 4, 5)	(56,057)	-
Finance income	19	-
Impairment of exploration and evaluation assets	284,341	-
Share-based compensation (Note 6 (c))	1,887,636	-
Changes in non-cash working capital items:
GST recoverable	(9,893)	(272)
Prepaid expenses	(26,331)	-
Trade and other payables	94,859	(11,238)
Interest received	(19)	-
Cash used in operating activities	(208,650)	(90,584)

Investing activities
Exploration and evaluation expenditures (Note 3)	-	(7,000)
Long term prepaid (Note 3)	(298,125)	-
Cash used in investing activities	(298,125)	(7,000)

Financing activities
Deposit	6,900	-
Subscription receivable (Note 6)	2,131,094	-
Increase (decrease) in related party payables	(273,923)	100,915
Cash provided by financing activities	1,864,071	100,915

Increase in cash	1,357,296	3,331
Cash, beginning of period	553	271
Cash, end of period	$1,357,849	$3,602

The accompanying notes are an integral part of these unaudited condensed interim financial statements

Fiore Exploration Ltd.

Notes to the Condensed Interim Financial Statements

July 31, 2016

(Expressed in Canadian dollars)

(Unaudited)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on March 31, 1988 under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol “F” and quoted on the OTC:BB in the United States. The Company’s registered and records office is located at 25th Floor, 700 West Georgia Street, Vancouver BC, V7Y 1B3.

These unaudited condensed interim financial statements have been prepared on the basis of a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. As at July 31, 2016, the Company had a working capital of $1,280,681, representing funds available to cover on-going operating costs.

Subsequent to July 31, 2016, the Company closed non-brokered private placements of 20,000,000 shares at a price of $0.26 per share for gross proceeds of $5,200,000 and 20,000,000 shares at a price of $0.55 per share for gross proceeds of $11,000,000.

2.

BASIS OF PRESENTATION

(a)

Statement of compliance

These unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited financial statements for the fiscal year ended January 31, 2016.

These unaudited condensed interim financial statements should be read in conjunction with the most recently issued annual financial statements of the Company, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented as Note 2 to the financial statements for the year ended January 31, 2016, and have been consistently applied in the preparation of these unaudited condensed interim financial statements, except as noted below.

(b)

New standards adopted during the year

Effective February 1, 2016, the following standards were adopted but have had no material impact on the financial statements:

•

IFRS 7: Amended to require additional disclosures on transition from IAS 39 and IFRS 9.

(c)

New standards and interpretations not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC. The following have not yet been adopted by the Company and are being evaluated to determine their impact:

•

IFRS 9: New standard that replaced IAS 39 for classification and measurement, effective for annual periods beginning on or after January 1, 2018.

Fiore Exploration Ltd.

Notes to the Condensed Interim Financial Statements

July 31, 2016

(Expressed in Canadian dollars)

(Unaudited)

3.

EXPLORATION AND EVALUATION ASSETS

Chile

On July 26, 2016, the Company entered into an agreement for the acquisition of the Pampas El Peñon gold project in Chile (the “Acquisition”). The Acquisition consisted of an option agreement between Arena Minerals Chile SpA (“Arena Chile”), a wholly owned subsidiary of Arena Minerals Inc. (“Arena”) and Sociedad Quimica Y Minera de Chile SA “SQM”. Consideration for the Acquisition consisted of 9,550,000 common shares of the Company issued to Arena Chile and 5,350,000 common shares issued to SQM. In order to exercise the option the Company assumed Arena’s commitments, which included a total of $750,000 United States dollars (“USD”) in cash payments and an expenditure commitment on the project of $1,830,000 USD, both by July 27, 2017. The Acquisition closed subsequent to July 31, 2016, on August 4, 2016. The Company issued 870,000 common shares to the finders on closing of the Acquisition.

The Pampas El Peñon property consists of 13 mining claims totaling 3,400 hectares located approximately 130 kilometres southeast of Antofagasta, Chile.

The Company prepaid an option payment of $298,125 ($225,000 USD) prior to closing.

North Central Ontario

The Company now holds a 100% interest in 9 claims in the Thunder Bay Mining District of North Central Ontario area, known as the Dotted Lake Property (the “Property”) which includes the 2 adjacent Lampson Lake claims acquired under a 4 year option agreement fully paid on April 20, 2014. A claims reduction and reconfiguration plan was completed during last year’s quarter ended April 30, 2015, motivated by continuation of the challenging economic circumstances faced by junior mineral exploration companies over the last few years. The plan was designed to focus entirely on claims of merit resulting in certain claims being allowed to lapse, certain claims being partially re-staked, and certain land positions being modified or increased.

The 2 Lampson Lake claims are subject to a 2% net smelter royalty (“NSR”) in favour of the optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the optionors and a 1% NSR on any metals and/or a 1% NSR payable to Ontario Exploration Company (“OEC”) on any precious metals recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the optionors for $1,000,000 and to buy back three-quarters of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000.

No expenditures were made during the six months ended July 31, 2016.  During the three months ended July 31, 2016, the Company determined expenditures on further exploration and evaluation of the claims was not budgeted nor planned in the foreseeable future and as such recognized an impairment for the full value of $284,341 in the statement of loss and comprehensive loss.

4.

LOAN PAYABLE

The loan payable relating to a former professional advisor was fully settled by a forgiveness of debt during the six months ended July 31, 2016 (January 31, 2016 - $39,676). The loan was an unsecured and non-interest bearing with no fixed term of repayment.

Fiore Exploration Ltd.

Notes to the Condensed Interim Financial Statements

July 31, 2016

(Expressed in Canadian dollars)

(Unaudited)

5.

RELATED PARTY PAYABLE AND TRANSACTIONS

During the six months ended July 31, 2016, the Company fully settled the outstanding balance owed to previous directors and companies controlled by its previous directors. The settlement was a combination of cash and forgiveness of debt.

During the three and six months ended July 31, 2016, the Company incurred management fees, director’s fees, rent and legal fees to its previous directors or companies controlled by its previous directors of $nil and $30,857, respectively (three and six months ended July 31, 2015, $27,350 and $52,665)

During the six months ended July 31, 2016, the Company incurred management salary expense of $14,567 to the Chief Executive Officer of the Company.

6.

EQUITY

(a)

Authorized

Unlimited common shares with no par value

(b)

Issued and fully paid common shares

During the six months ended July 31, 2016, the Company announced a non-brokered private placement of 20,000,000 common shares at a price of $0.26 per share for gross proceeds of $5,200,000. Subsequent to July 31, 2016, the Company closed the non-brokered private placement and issued 40,000 common shares as a finder’s fee. Additionally, the Company closed the Acquisition, on August 4, 2016, and issued 15,770,000 common shares, inclusive of the finder’s fee (Note 3).

As at July 31, 2016, the Company had received $2,131,094 in relation to the announced non-brokered private placement and has recorded the proceeds as share subscription receivable, as the non-brokered private placement closed subsequent to July 31, 2016.

As at July 31, 2016, 44,633,171 common shares were issued and outstanding.

Subsequent to July 31, 2016, the Company closed a non-brokered private placement of 20,000,000 common shares at a price of $0.55 per share, for gross proceeds of $11,000,000.

(c)

Stock options

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in its discretion and in accordance with the TSX-V requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 10 years from the date of grant at a price not less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount, if applicable, but in any event not less than $0.05 per share. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities.

During the six months ended July 31, 2016, 2,500,000 stock options were granted to directors, officers, consultants and charities of the Company with an exercise price of $0.05, exercisable until May 10, 2026. Using the Black-Scholes option pricing model, the grant date fair value was $97,752.

Fiore Exploration Ltd.

Notes to the Condensed Interim Financial Statements

July 31, 2016

(Expressed in Canadian dollars)

(Unaudited)

6.

EQUITY (continued)

(c)

Stock options (continued)

During the six months ended July 31, 2016, 3,250,000 stock options were granted to directors, officers and consultants of the Company with an exercise price of $0.35, exercisable until June 15, 2026. Using the Black-Scholes option pricing model, the grant date fair value was $887,386.

During the six months ended July 31, 2016, 2,270,000 stock options were granted to directors, officers and charities of the Company with an exercise price of $0.51, exercisable until July 12, 2026. Using the Black-Scholes option pricing model, the grant date fair value was $902,498.

The following assumptions were used for the Black-Scholes valuation of the stock options granted during the six months ended July 31, 2016.

	2016	2015
Risk-free interest rate	1.31% - 1.53%	2.82%
Expected life	10 years	10 years
Annualized volatility	75.00%	75.00%
Dividend rate	0.00%	0.00%
Forfeiture rate	0.00%	0.00%

During the six months ended July 31, 2016, share based compensation of $1,887,636 was recorded.

The following table summarizes information about stock options outstanding at July 31, 2016:

Outstanding and exercisable	Weighted average exercise price	Expiry date	Weighted average remaining contractual life (years)

2,500,000	$0.05	May 10, 2026	9.8
3,250,000	0.35	June 15, 2026	9.9
2,270,000	0.51	July 12, 2026	10.0
8,020,000	$0.30		9.9

The following tables summarizes the movement of stock options:

	Number of options	Weighted average exercise price
Balance, January 31, 2015 and 2016	-	$-
Granted	8,020,000	0.30
Balance, July 31, 2016	8,020,000	$0.30

Subsequent to July 31, 2016, 650,000 stock options were granted to officers and consultants of the Company with an exercise price of $0.63, exercisable until September 19, 2026.

Subsequent to July 31, 2016, 550,000 stock options were exercised at an exercise price of $0.05 for proceeds of $27,500.

Fiore Exploration Ltd.

Notes to the Condensed Interim Financial Statements

July 31, 2016

(Expressed in Canadian dollars)

(Unaudited)

6.

EQUITY (continued)

(c)

Share purchase warrants

As at July 31, 2016, there were no share purchase warrants outstanding.

7.

FINANCIAL INSTRUMENTS

Financial Risk Management and Fair Value Measurement

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash and trade and other payables. Cash is classified as loans and receivables. Trade and other payables are classified as other financial liabilities.

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•

Level 1 – quoted prices in active markets for identical assets or liabilities.

•

Level 2 –  inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices).

•

Level 3 – inputs for the asset or liability that are not based on observable market data.

None of the Company’s financial instruments are held at fair value. Cash and trade and other payables are held at carrying value which approximates fair value due to the short-term nature of these instruments.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

Credit risk arises from the potential for non-performance by counterparties of contractual financial obligations. The Company’s exposure to credit risk is on its cash. The Company reduces its credit risk by maintaining its bank accounts at a large international financial institution. The maximum exposure to credit risk is equal to the fair value or carrying value of the financial assets.

Liquidity Risk

The Company’s cash is invested in bank accounts which are available on demand. Management has concluded that the Company has adequate financial resources to settle obligations as at July 31, 2016.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and equity prices.

The only significant market risk to which the Company is exposed is interest rate risk. The Company’s cash earns interest at variable rates. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates as a result of the short-term nature of these instruments. The Company’s future earned interest is exposed to short-term rates.

Fiore Exploration Ltd.

Notes to the Condensed Interim Financial Statements

July 31, 2016

(Expressed in Canadian dollars)

(Unaudited)

7.

FINANCIAL INSTRUMENTS (continued)

Financial Instrument Risk Exposure (continued)

Foreign Currency Risk

The Company’s reporting currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The Company maintains Canadian and US dollar bank accounts in Canada. The Company is subject to gains and losses from fluctuations in the US dollar against the Canadian dollar.

Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

8.

MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, business opportunity and the risk characteristics of the underlying assets.  In order to maintain or adjust its capital structure, the Company may issue new shares or return capital to its shareholders. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis. During the six months ended July 31, 2016, there has been no change in the Company’s management of capital policies.